Exhibit 99.1

Codere Online Completes Business Combination with DD3 and

Appoints Patrick J. Ramsey as Chairman of the Board of Directors

Trading on Nasdaq expected to Commence December 1st under CDRO / CDROW

Madrid, Spain and Mexico City, Mexico – November 30, 2021 – Codere Online1, a leading online gaming and sports betting operator in Latin America, today announced the completion of its previously announced business combination with DD3 Acquisition Corp. II (“DD3”), following the approval of the business combination by DD3’s stockholders on November 18, 2021, and the satisfaction of the closing conditions.

It is expected that the ordinary shares and warrants of Codere Online Luxembourg, S.A. (“Holdco”) will begin trading on the Nasdaq Capital Market on December 1, 2021, under the symbols “CDRO” and “CDROW,” respectively. Codere Online will be the first online gaming operator in Latin America to become publicly listed in the United States.

The transaction will result in gross proceeds of approximately $116 million to Codere Online, or approximately $103 million net of transaction fees and expenses, which are expected to be used primarily to fund marketing expenditures in furtherance of Codere Online’s growth plans across Latin America, along with selected investments in technology and other enhancements to Codere Online’s gaming platform.

Moshe Edree, Managing Director2 of Codere Online, commented: “we are very excited to have completed this transaction after months of hard work and look forward to deploying the funds obtained to deliver on our mission to become one of the leading online gaming and sports betting operators in Latin America.”

Vicente Di Loreto, CEO of Codere Group, said: “the closing of this transaction, which follows completion of the recent financial restructuring of Codere Group, will provide Codere Online with the structure and resources needed to be successful in the high growth and rapidly changing online gaming sector.”

Stifel served as financial and capital markets advisor to Codere Online and EarlyBirdCapital, Inc served as financial and capital markets advisor as well as placement agent to DD3.

Davis Polk & Wardwell LLP advised Codere Online as to U.S. law. Greenberg Traurig, LLP advised DD3 as to U.S. law. Clifford Chance LLP and Stibbe advised Codere Online and DD3, respectively, on matters of Luxembourg law and Pérez-Llorca Abogados, S.L.P. advised DD3 on matters of Spanish law. Deloitte served as accounting advisor to Codere Online. EY acted as auditor to Codere Online.

Appointment of Patrick Ramsey as director, Chairman of the Board of Directors and member of the Audit Committee

Codere Online today announced the appointment of Patrick J. Ramsey as a non-executive independent director and Chairman of the Board of Directors. Mr. Ramsey has also been appointed as a member of the Audit Committee.

Mr. Ramsey was nominated jointly by Codere Newco, S.A. (the “Parent”) and DD3 Sponsor Group, LLC (the “Sponsor”) as the Industry Expert independent director, pursuant to the Nomination Agreement that was entered into today between Holdco, Parent and Sponsor (together with Parent, the “Shareholders”) in connection with the consummation of the business combination.

1 Codere Online refers to, collectively, Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and their respective subsidiaries which form part of the group whose parent is Codere Online Luxembourg, S.A.

2 Currently provides services to Codere Online as a non-employee independent contractor.

Mr. Ramsey brings over 20 years of experience in both casino operations / management and casino gaming technology. He started his career at Harrah’s (now Caesars Entertainment), where he held various management and executive positions around the United States.

In 2008, he joined Multimedia Games, a Nasdaq-listed casino gaming technology company, and became the Chief Executive Officer of that business in 2010. The company was sold in December of 2014, generating over $1 billion in equity value creation for its shareholders.

After the sale, he joined Aristocrat Technologies, a global gaming technology company, as the Chief Digital Officer and now currently serves as the Lead US Director for the Board and the Chairman of the Regulatory and Compliance Committee. In addition, he is a member of the Board of Directors of Simplebet and a member of the Operating Council of Arrow International.

Mr. Ramsey holds a BA in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.

Moshe Edree, Managing Director of Codere Online, commented: “We are thrilled to have Patrick join us in this journey that we are embarking upon. His two decades of experience in our industry, with exposure to both the retail and online businesses, together with experience leading a Nasdaq-listed company, will be critical to our success. We cannot think of a better-suited Chairman for our Board, and I am sure he will add tremendous value to our company”.

Mr. Ramsey said: “Codere Online operates in the fast-growing online segment of the gaming sector and is well-positioned to execute its business plan. I look forward to working with my fellow Directors to support Moshe and his team as they pursue the exceptional opportunities that lie ahead.”

Mr. Ramsey is the latest and final addition to the Board of Directors of Codere Online, which is composed of the following members, in addition to Mr. Ramsey:

●	Four directors nominated by the Parent, including:

o	Moshe Edree (Managing Director of Codere Online)

o	Oscar Iglesias (CFO of Codere Online)

o	Alejandro Rodino (Chief of Strategy & Corporate Areas Officer of Parent)

o	Laurent Teitgen (Independent director)

●	Two independent directors nominated by the Sponsor, including:

o	Dr. Martin M. Werner (Former Chairman and CEO of DD3). Mr. Werner is also expected to serve as Chairman of Codere Online’s Audit Committee.

o	Daniel Valdez (Managing Partner and Portfolio Manager for MG Capital)

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s or Codere Online’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the listing of Holdco’s securities on Nasdaq, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s and Codere Online’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s and Codere Online’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Holdco and/or Codere Online; (2) the impact of COVID-19 on Codere Online’s business; (3) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on Nasdaq following the initial trading; (4) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (5) costs related to the business combination; (6) changes in applicable laws or regulations; and (7) the possibility that Holdco or Codere Online may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Holdco’s most recent filings with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4 filed by Holdco with the SEC on August 12, 2021, as amended, and the final prospectus and definitive proxy statement, filed by Holdco and DD3, respectively, with the SEC on October 27, 2021. All subsequent written and oral forward-looking statements concerning Holdco, Codere Online, the business combination or other matters and attributable to Holdco, Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco and Codere Online expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34) 628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268